Exhibit 99.2
Royal Dutch Shell plc
Three and six month period ended June 30, 2009
Unaudited Condensed Interim Financial Report

Unaudited Condensed Interim Financial Report
This report contains:
(1)	A Business Review with respect to Royal Dutch Shell plc, a publicly-listed company incorporated in England and Wales and headquartered and tax resident in the Netherlands (“Royal Dutch Shell”) and its consolidated subsidiaries (collectively, with Royal Dutch Shell, “Shell”) for the three and six month period ended June 30, 2009; and

(2)	Unaudited Condensed Consolidated Interim Financial Statements for the three and six month period ended June 30, 2009 and 2008.
In this document “Shell” is sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this document refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this document, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 34% shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’, ‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘probably’’, ‘‘project’’, ‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’, ‘‘goals’’, ‘‘should’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this document, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell’s Annual Report and Form 20-F for the year ended December 31, 2008 (available at www.shell.com/investor and www.sec.gov). These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this document, August 3, 2009. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 1

Business Review for the three and six month period ended June 30, 2009
Presented under IFRS (unaudited)

$ million
	Three months		Six months
	ended June 30,		ended June 30,
	2009	2008	2009	2008

Income for the period	3,903	11,754	7,419	20,955
Income attributable to minority interest	81	198	109	316

Income attributable to Royal Dutch Shell plc shareholders	3,822	11,556	7,310	20,639

THREE MONTHS ENDED JUNE 30, 2009
Earnings for the three months ended June 30, 2009 were $3,822 million compared to $11,556 million for the same period last year. Lower earnings mainly reflect macro environment impacts on the Exploration & Production and Oil Product business segments.
Exploration & Production
Segment earnings were $1,334 million compared to $5,881 million a year ago. Earnings in the second quarter of 2009 included a net charge of $109 million, reflecting a charge of $389 million related to the mark-to-market valuation of certain UK gas contracts and a charge of $19 million related to a retirement healthcare plan modification in the USA. These charges were partly offset by a gain related to a lease litigation settlement of $229 million and a divestment gain of $70 million. Earnings in the second quarter of 2008 included a net gain of $98 million, reflecting a gain from divestments of $487 million, which was partly offset by a charge of $312 million related to mark-to-market valuation of certain UK gas contracts and net tax charges of $77 million.
Earnings compared to the second quarter 2008 reflected the impact of significantly lower oil and gas prices on revenues, lower oil and gas production volumes, higher exploration expenses and non-cash pension charges, which were partly offset by lower royalty and tax expenses.
Although oil prices increased during the quarter, realised natural gas prices remained at low levels mainly due to contractual lag effects. European gas demand declined in the second quarter 2009, impacting natural gas production compared to the second quarter 2008.
Global liquids realisations were 53% lower than in the second quarter 2008. Global gas realisations were 47% lower than a year ago. Outside the USA, gas realisations decreased by 39% whereas in the USA gas realisations decreased by 68%.
Second quarter 2009 production (excluding oil sands bitumen production) was 2,882 thousand barrels of oil equivalent per day (boe/d) compared to 3,054 thousand boe/d a year ago. Crude oil production was down 8% and natural gas production was down 2% compared to the second quarter 2008.
In Nigeria, the security situation remains a significant challenge. As a consequence, The Shell Petroleum Development Company of Nigeria Ltd’s  onshore and shallow water oil and gas production declined from some 210 thousand boe/d (Shell share) in the second quarter 2008 to approximately 120 thousand boe/d (Shell share) in the second quarter 2009.
Underlying production, compared to the second quarter 2008, increased by some 210 thousand boe/d from new field start-ups and the continuing ramp-up of fields over the last 12 months, more than offsetting field declines.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 2

Gas & Power
Segment earnings were $705 million compared to $625 million a year ago. Earnings in the second quarter of 2009 included a charge of $6 million, related to a retirement healthcare plan modification in the USA. Earnings in the second quarter of 2008 included a charge of $300 million related to fair value accounting of commodity derivatives associated with long-term contracts.
Earnings compared to the second quarter 2008 mainly reflected lower LNG earnings, reduced gas-to-liquids product prices and non-cash pension charges, which were offset by higher natural gas and power trading contributions.
LNG earnings were lower than in the same quarter last year reflecting the significant impact of lower oil prices on LNG revenues and lower LNG sales volumes. These were partly offset by increased contributions from the North West Shelf (Train 5) and Sakhalin II LNG projects, higher income from LNG cargo diversion opportunities and the benefit of recent sales contract renegotiations.
LNG sales volumes of 2.89 million tonnes were 6% lower than in the same quarter a year ago. Volumes reflected lower contributions from Nigeria LNG due to continued natural gas supply disruptions and reduced Asia Pacific LNG demand, which were partly offset by the ramp-up in sales volumes from Train 5, at the North West Shelf project, and the Sakhalin II LNG project. Excluding the impact of the security situation in Nigeria, LNG sales volumes were 7% higher than the same quarter last year.
Natural gas and power marketing and trading earnings were higher than in the same quarter a year ago, reflecting increased contributions from both Europe and North America.
Oil Sands
Segment earnings were $50 million compared to $351 million in the same quarter last year. Earnings compared to the second quarter 2008 mainly reflected the impact of significantly lower oil prices on revenues and non-cash pension charges.
Bitumen production compared to the same quarter last year increased by 8% from 72 thousand barrels per day (b/d) to 78 thousand b/d. Upgrader availability was 88% compared to 96% in the same quarter last year.
Oil Products
Segment earnings were $1,163 million compared to $4,539 million for the same period last year. Earnings in the second quarter of 2009 benefited from the impact of increasing crude prices on inventory by $1,418 million compared to a benefit of $3,464 million in the same period last year. Earnings in 2009 included a charge of $611 million, reflecting charges related to the estimated fair value accounting of commodity derivatives of $450 million, an asset impairment of $120 million and a charge of $41 million related to a retirement healthcare plan modification in the USA. Earnings in the second quarter of 2008 included a net charge of $269 million, reflecting charges related to the estimated fair value accounting of commodity derivatives of $450 million, a divestment gain of $167 million and a tax credit of $14 million.
After taking into account the impact of rising crude prices on inventory, earnings compared to the second quarter 2008 reflected significantly lower refining earnings and non-cash pension charges, which were partly offset by higher marketing contributions.
Marketing earnings increased compared to the same period a year ago reflecting higher retail, B2B and lubricants earnings and improved trading contributions.
Oil Products (marketing and trading) sales volumes decreased by 7% compared to the same quarter last year mainly as a result of reduced global demand. Marketing sales volumes were 4% lower than in the second quarter 2008. Excluding the impact of divestments, marketing sales volumes decreased by 3%.
Industry refining margins declined worldwide compared to the same period a year ago.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 3

Earnings in the second quarter 2009 reflected refining losses mainly as a consequence of declining worldwide realised refining margins and reduced demand for refined products.
Refinery intake volumes decreased by 9% compared to the same quarter last year. Refinery availability was 95% compared to 92% in the second quarter 2008.
Chemicals
Segment earnings were $103 million compared to earnings of $157 million for the same period last year. Earnings in the second quarter of 2009 benefited from the effect of increasing feedstock prices on inventory by $121 million compared to $299 million for the same period last year. Earnings in the second quarter of 2009 included a charge of $67 million, reflecting an impairment charge of $57 million and $10 million related to a retirement healthcare plan modification in the USA. Earnings in the second quarter 2008 included a net charge of $206 million, reflecting impairment of assets and provisions of $265 million, which were partly offset by a divestment gain of $59 million.
After taking into account the impact of rising crude prices on inventory, earnings compared to the second quarter of 2008 reflected lower sales volumes, lower realised margins, and non-cash pension charges, which were partly offset by higher income from equity-accounted investments and lower operating costs.
Sales volumes decreased by 17% compared to the second quarter 2008, mainly as a result of reduced global demand.
Chemicals manufacturing plant availability was 88%, 7% points lower than in the second quarter 2008. The reduced global demand for chemical products significantly impacted the chemicals manufacturing plant utilisation rate, which dropped to 68% from 84% in the second quarter 2008.
Corporate
Segment earnings were $548 million compared to $201 million for the same period last year. Earnings in the second quarter of 2009 included a charge of $17 million related to a retirement healthcare plan modification in the USA. Currency exchange gains in the second quarter 2009 were $379 million compared to $27 million in the second quarter 2008.
Earnings, when compared to the second quarter 2008, mainly reflected higher currency exchange gains combined with higher net underwriting income and increased tax credits, which were partly offset by lower net interest income.
SIX MONTHS ENDED JUNE 30, 2009
Earnings for the first six months of 2009 were $7,310 million compared to $20,639 million for the same period last year. Lower earnings mainly reflect the macro environment impacts on the Exploration & Production and Oil Products business segments.
Exploration & Production
Segment earnings for the first six months of 2009 were $3,031 million compared to $11,024 million for the same period last year. Earnings in the first six months of 2009 included a net gain of $236 million reflecting gains from tax credits of $235 million, a gain related to a lease litigation settlement of $229 million and gains from divestments of $135 million, partly offset by a charge of $293 million related to the mark-to-market valuation of certain UK gas contracts, a charge of $51 million related to a pension adjustment for inflation in the USA and a charge of $19 million related to a retirement healthcare plan modification in the USA. Earnings for the same period last year included a net gain of $32 million mainly from gains from divestments of $571 million, partly offset by a charge of $462 million related to the mark-to-market valuation of certain UK gas contracts and net tax charges of $77 million.
Earnings for the first six months of 2009 mainly reflected lower oil and gas prices on revenues, lower oil and gas production volumes and higher exploration expenses and non-cash pension charges, which were partly offset by lower royalty and tax expenses.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 4

Global liquid realisations were 53% lower than a year ago, compared to a decrease in Brent of 53% and WTI of 54%. Outside the USA, gas realisations decreased by 21% whereas in the USA, gas realisations decreased by 60% compared to a decrease in Henry Hub of 58%.
Oil and gas production (excluding oil sands bitumen production) was 3,100 thousand boe/d, a decrease of 4% compared to 3,246 thousand boe/d for the same period last year.
Production in the first six months of 2009 compared to the same period last year was mainly impacted by field declines, OPEC restrictions, lower natural gas demand, Nigeria security issues and divestments, partly offset by production sharing contracts pricing effects, new fields start-ups and continued ramp-up of fields started up over the last 12 months.
In Nigeria, the security situation remains a significant challenge. As a consequence, the Shell Petroleum Development Company of Nigeria Ltd’s onshore and shallow water oil and gas production declined from some 220 thousand boe/d (Shell share) in the first half of 2008 to approximately 130 thousand boe/d (Shell share) in the first six months of 2009.
Gas & Power
Segment earnings for the first six months of 2009 were $1,219 million compared to $1,573 million for the same period last year. Earnings included charges of $21 million related to a pension adjustment for inflation in the USA of $14 million, a charge of $6 million related to a retirement healthcare plan modification in the USA and a charge of $1 million related to the mark-to-market valuation of certain gas contracts. In the first six months of 2008 earnings included a charge of $311 million reflecting charges related to the estimated fair value accounting of commodity derivatives relating to operational activities of $300 million and a charge of $11 million related to the mark-to-market valuation of certain gas contracts.
Excluding these items earnings compared to the same period last year reflecting lower oil prices on revenues, lower LNG sales volumes and reduced dividends received from an LNG joint venture.
In the first six months of 2009, LNG sales volumes of 5.95 million tonnes were 10% lower compared to the same period last year, mainly as a consequence of lower contributions from Nigeria LNG due to continued natural gas supply disruptions, which were partly offset by the ramp-up in sales volumes from Train 5, at the North West Shelf project, and the Sakhalin II LNG project.
Oil Sands
Segment earnings for the first six months of 2009 were $8 million compared to $600 million for the same period last year. Compared to the first six months of 2008, earnings mainly reflected the impact of significantly lower oil prices on revenues and higher operating costs.
Bitumen production was 76 thousand b/d compared to 78 thousand b/d in the same period last year. Upgrader availability was 92% compared to 94% for the same period last year.
Oil Products
Segment earnings for the first six months of 2009 were $2,559 million compared to $6,906 million for the same period last year. In the first six months of 2009 earnings benefited from the impact of increasing crude prices on inventory by $1,722 million compared to a benefit of $4,637 million in the same period last year. Earnings included charges of $797 million, reflecting non-cash charges related to the estimated fair value accounting of commodity derivatives relating to operational activities of $500 million, a pension adjustment for inflation in the USA of $80 million, tax charges of $56 million, an asset impairment of $120 million and a charge of $41 million related to a retirement healthcare plan modification in the USA. In the first six months of 2008 earnings included a net charge of $269 million, reflecting non-cash charges related to fair value accounting of commodity derivatives of $450 million, a divestment gain of $167 million and a tax credit of $14 million.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 5

After taking into account the impact of rising crude prices on inventory, earnings when compared to the same period last year reflected significantly lower refining earnings, which were partly offset by higher marketing contributions.
Industry refining margins declined worldwide compared to the same period a year ago. Refinery availability increased to 93% compared to 92% in the same period last year, mainly due to lower planned and unplanned maintenance activities.
Significantly lower refining earnings mainly reflected lower worldwide realised refining margins and reduced demand for refined products.
Marketing earnings increased from a year ago, reflecting higher retail, B2B and lubricant earnings and improved trading contributions.
Oil Products (marketing and trading) sales volumes declined by 9% compared to the same period last year. Marketing sales volumes were 5% lower than in the same period last year and, excluding the impact of divestments, 3% lower, mainly because of lower commercial fuels sales.
Chemicals
Segment results for the first six months of 2009 were a loss of $79 million compared to earnings of $505 million for the same period last year. Results in the first six months of 2009 included charges of $86 million reflecting an impairment charge of $57 million, a $19 million pension adjustment for inflation in the USA and a $10 million retirement healthcare plan modification in the USA. In the first six months of 2008 earnings included a net charge of $206 million, reflecting impairment of assets and provisions of $265 million, which was partly offset by a divestment gain of $59 million.
In the first six months of 2009 earnings benefited from the effect of increasing feedstock prices on inventory by $13 million in 2009 compared to $446 million for the same period last year. After taking into account the impact of change in feedstock prices, the loss was $92 million compared to earnings of $59 million last year, reflecting lower sales volumes, lower realised margins and non-cash pension charges, which were partly offset by higher income from equity-accounted investments and lower operating costs.
Sales volumes decreased by 19% compared to the first six months of 2008, mainly as a result of reduced global demand.
Chemicals manufacturing plant availability was 90%, 5% points lower than in the first six months of 2008. The reduced global demand for chemical products has significantly impacted the chemicals manufacturing plant utilisation rate, which dropped to 66% from 85% in the first six months of 2008.
Corporate
Segment earnings for the first six months of 2009 were $681 million compared to $347 million for the same period last year. Earnings in the first six months of 2009 included a net gain of $145 million, reflecting tax credits of $162 million and a charge of $17 million related to a retirement healthcare plan modification in the USA.
Compared to the first six months of 2008, earnings mainly reflected higher currency exchange gains combined with lower net interest income and increased tax credits.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 6

PORTFOLIO DEVELOPMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2009
Exploration & Production
In Russia, the Sakhalin II project (Shell share 27.5%) delivered first gas production from the Lunskoye A platform and also commenced LNG exports. The Sakhalin II project is expected to deliver 395 thousand boe/d of peak production (100% basis) after full ramp-up.
In the USA, the final investment decision (FID) was taken on the Caesar Tonga project (Shell share 22.4%), with estimated peak production of 40 thousand boe/d (100% basis).
Also in the USA, Shell was the apparent highest bidder on 39 of 54 blocks in Lease Sale 208 in the Gulf of Mexico.
In Guyana, Shell acquired a 25% interest in the Stabroek exploration license covering an area of some 47 thousand km2.
In Abu Dhabi, Shell signed an agreement with Abu Dhabi National Oil Company (ADNOC) to extend the GASCO Joint Venture for a further twenty years. GASCO’s operations are mainly focused on gas processing and natural gas liquid (NGL) extraction.
During the first half of 2009, Shell made 6 notable discoveries in the US Gulf of Mexico, Australia, Malaysia and Norway. Shell also increased its overall acreage position through acquisitions of new exploration licences in Guyana, Italy, Brazil, USA, Norway, Egypt and Jordan.
Gas & Power
In Russia, following the start-up of LNG production, the first LNG cargo was lifted from the Sakhalin II project (Shell share 27.5%), which will have an LNG capacity of 9.6 million tonnes per annum (100% basis) after full ramp-up.
RECENT DEVELOPMENTS
In Brazil, on July 13, 2009, production started from the multi-field Parque das Conchas (BC-10) project (Shell share 50%). Production wells, which are some 2 kilometres deep, are linked to a Floating Production, Storage and Offloading vessel with a capacity to process 100 thousand barrels of oil and 50 million cubic feet of natural gas a day (100% basis).

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 7

LIQUIDITY AND CAPITAL RESOURCES
Three months ended June 30, 2009
Net cash from operating activities in the three months ended June 30, 2009 was $0.9 billion compared to $4.2 billion a year ago.
During the second quarter of 2009, Shell issued $6.7 billion of new debt with maturity periods ranging from 2013 through 2018. All debt was issued by Shell International Finance B.V. and guaranteed by Royal Dutch Shell plc.
Capital investment for the three months ended June 30, 2009 was $8.1 billion of which $3.8 billion was invested in the Exploration & Production segment, $2.0 billion in the Oil Products segment and $0.9 billion in the Gas & Power segment. This included new loans to equity-accounted investments of $1.1 billion. Capital investment in the same period of 2008 was $8.0 billion of which $5.8 billion was invested in the Exploration & Production and Gas & Power segments.
Gross proceeds from divestments in the three month period ended June 30, 2009 were $0.3 billion compared to $2.3 billion the same period last year. Dividends of $0.42 per share were declared on July 30, 2009 in respect of the second quarter. These dividends are payable on September 9, 2009. In the case of the Class B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report on Form 20-F 2008 for additional information on the dividend access mechanism.
Six months ended June 30, 2009
Net cash from operating activities in the first six month of 2009 was $8.5 billion compared to $21.0 billion for the same period last year. In the first six months of 2009 the net cash from operating activities was impacted by cash contributions to pension funds of over $3.6 billion. Cash and cash equivalents amounted to $10.6 billion at June 30, 2009 (June 30, 2008: $9.0 billion).
Total short and long-term debt increased to $30.1 billion at June 30, 2009 from $16.4 billion at June 30, 2008. During the first six months of 2009, Shell issued $13.1 billion of new debt with maturity periods ranging from 2012 through 2018. All debt was issued by Shell International Finance B.V. and guaranteed by Royal Dutch Shell plc.
Capital investment in the first six months 2009 was $15.1 billion of which $8.0 billion was invested in Exploration & Production, $2.7 billion in Oil Products and $1.9 billion in Gas & Power. This included new loans to equity-accounted investments of $1.4 billion mainly in the Oil Products segment. Capital investment in the same period of 2008 was $16.1 billion of which $10.1 billion was invested in Exploration & Production, $1.5 billion in Oil Products and $2.1 billion in Gas & Power.
Gross proceeds from divestments in the first six months of 2009 were $0.5 billion compared to $2.7 billion for the same period last year. Dividends of $0.42 per share were declared on April 29, 2009 and July 30, 2009 totalling $0.84 per share in respect of the first and second quarter of 2009.
RISK FACTORS
The principal risks and uncertainties affecting Shell are described in the Risk Factors section of the Annual Report and Form 20-F for the year ended December 31, 2008 (pages 14 to 16). There are no material changes in those Risk Factors with the exception that the Nigerian government is contemplating new legislation to govern the petroleum industry, which, if passed into law, would likely have an impact on Shell’s existing and future activities in that country.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 8

Three and six month period ended June 30, 2009
Unaudited Condensed Consolidated Interim Financial Statements

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 9

Condensed Consolidated Statement of Income

				$ million
	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Revenue[A]	63,882	131,419	122,104	245,721
Cost of sales	55,415	109,261	104,660	206,041

Gross profit	8,467	22,158	17,444	39,680
Selling, distribution and administrative expenses	3,953	4,444	7,646	8,413
Exploration	606	408	1,102	733
Share of profit of equity-accounted investments	1,535	2,671	2,463	5,096
Net finance costs and other (income)/expense	(400)	(140)	(418)	(193)

Income before taxation	5,843	20,117	11,577	35,823
Taxation	1,940	8,363	4,158	14,868

Income for the period	3,903	11,754	7,419	20,955

Income attributable to minority interest	81	198	109	316

Income attributable to Royal Dutch Shell plc shareholders	3,822	11,556	7,310	20,639

				$
Basic earnings per share (see Note 3)	0.62	1.87	1.19	3.34
Diluted earnings per share (see Note 3)	0.62	1.87	1.19	3.33

[A]	Revenue is stated after deducting sales taxes, excise duties and similar levies of $19,251 million in the second quarter 2009 ($36,806 million cumulatively) and $25,462 million in the second quarter 2008 ($48,382 million cumulatively).
Condensed Consolidated Statement of Comprehensive Income

				$ million
	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Income for the period	3,903	11,754	7,419	20,955
Other comprehensive income, net of tax:
Currency translation differences	5,859	284	3,583	1,963
Unrealised gains/(losses) on securities	(44)	(143)	105	(249)
Unrealised gains/(losses) on cash flow hedges	204	(10)	140	21

Share of other comprehensive income of equity-accounted investments	22	(9)	57	8

Other comprehensive income	6,041	122	3,885	1,743

Comprehensive income	9,944	11,876	11,304	22,698
Comprehensive income attributable to minority interest	(168)	(123)	(112)	(206)

Comprehensive income attributable to Royal Dutch Shell plc shareholders	9,776	11,753	11,192	22,492
The Notes on pages 14 to 16 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 10

Condensed Consolidated Balance Sheet

		$ million
	June 30, 2009	Dec 31, 2008

ASSETS
Non-current assets
Intangible assets	5,197	5,021
Property, plant and equipment	121,708	112,038
Investments:
equity-accounted investments	29,986	28,327
financial assets	4,130	4,065
Deferred tax	4,144	3,418
Pre-paid pension costs	9,640	6,198
Other	8,886	6,764

	183,691	165,831
Current assets
Inventories	24,921	19,342
Accounts receivable	72,529	82,040
Cash and cash equivalents	10,596	15,188

	108,046	116,570

Total assets	291,737	282,401

LIABILITIES
Non-current liabilities
Debt	25,469	13,772
Deferred tax	13,726	12,518
Retirement benefit obligations	5,787	5,469
Other provisions	13,259	12,570
Other	4,619	3,677

	62,860	48,006
Current liabilities
Debt	4,621	9,497
Accounts payable and accrued liabilities	76,298	85,091
Taxes payable	10,205	8,107
Retirement benefit obligations	410	383
Other provisions	2,221	2,451

	93,755	105,529

Total liabilities	156,615	153,535

EQUITY
Equity attributable to Royal Dutch Shell plc shareholders	133,509	127,285
Minority interest	1,613	1,581

Total equity	135,122	128,866

Total liabilities and equity	291,737	282,401

The Notes on pages 14 to 16 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 11

Condensed Consolidated Statement of Changes in Equity

							$ million
	Equity attributable to Royal Dutch Shell plc shareholders
	Ordinary share	Treasury	Other	Retained		Minority
	capital	shares	reserves[A]	earnings	Total	interest	Total equity

At January 1, 2009	527	(1,867)	3,178	125,447	127,285	1,581	128,866

Comprehensive income	–	–	3,882	7,310	11,192	112	11,304
Capital contributions from minority shareholders and other changes in minority interest	–	–	–	3	3	19	22
Dividends paid	–	–	–	(5,257)	(5,257)	(99)	(5,356)
Treasury shares: net sales/(purchases) and dividends received	–	234	–	–	234	–	234
Repurchases of shares	–	–	–	–	–	–	–
Share-based compensation	–	–	(175)	227	52	–	52

At June 30, 2009	527	(1,633)	6,885	127,730	133,509	1,613	135,122

At January 1, 2008	536	(2,392)	14,148	111,668	123,960	2,008	125,968

Comprehensive income	–	–	1,853	20,639	22,492	206	22,698
Capital contributions from minority shareholders and other changes in minority interest	–	–	–	59	59	52	111
Dividends paid	–	–	–	(4,818)	(4,818)	(166)	(4,984)
Treasury shares: net sales/(purchases) and dividends received	–	442	–	–	442	–	442
Repurchases of shares	(5)	–	5	(2,237)	(2,237)	–	(2,237)
Share-based compensation	–	–	(107)	18	(89)	–	(89)

At June 30, 2008	531	(1,950)	15,899	125,329	139,809	2,100	141,909

[A]	See Note 2.
The Notes on pages 14 to 16 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report 12

Condensed Consolidated Statement of Cash Flows

$ million
	Six months ended June 30,
	2009	2008

Cash flow from operating activities:
Income for the period	7,419	20,955
Adjustment for:
Current taxation	4,211	15,106
Interest (income)/expense	700	447
Depreciation, depletion and amortisation	6,369	6,585
(Gains)/losses on sale of assets	(285)	(1,038)
Decrease/(increase) in net working capital	(3,200)	(8,967)
Share of profit of equity-accounted investments	(2,463)	(5,096)
Dividends received from equity-accounted investments	2,219	4,199

Deferred taxation and other provisions	(586)	170
Other	(1,790)	104

Net cash from operating activities (pre-tax)	12,594	32,465
Taxation paid	(4,116)	(11,435)

Net cash from operating activities	8,478	21,030

Cash flow from investing activities:
Capital expenditure	(12,791)	(14,781)
Investments in equity-accounted investments	(1,854)	(1,137)
Proceeds from sale of assets	478	2,471
Proceeds from sale of equity-accounted investments	220	333
Proceeds from sale of/(additions to) financial assets	(52)	285
Interest received	170	554

Net cash used in investing activities	(13,829)	(12,275)

Cash flow from financing activities:
Net increase/(decrease) in debt with maturity period within three months	(5,634)	(24)
Other debt:
New borrowings	13,928	316
Repayments	(1,816)	(2,143)
Interest paid	(524)	(667)
Change in minority interest	19	27
Dividends paid to:
Royal Dutch Shell plc shareholders	(5,257)	(4,818)
Minority interest	(99)	(166)
Repurchases of shares	—	(2,423)
Treasury shares: net sales/(purchases) and dividends received	87	442

Net cash from/(used in) financing activities	704	(9,456)

Currency translation differences relating to cash and cash equivalents	55	35

Increase/(decrease) in cash and cash equivalents	(4,592)	(666)
Cash and cash equivalents at January 1	15,188	9,656

Cash and cash equivalents at June 30	10,596	8,990

The Notes on pages 14 to 16 are an integral part of these Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	13

Notes to the Condensed Consolidated Interim Financial Statements
1. Basis of preparation
These Condensed Consolidated Interim Financial Statements of Royal Dutch Shell plc and its subsidiaries (collectively known as “Shell”) are prepared on the same accounting principles as, and should be read in conjunction with, the Annual Report on Form 20-F for the year ended December 31, 2008 (pages 118 to 122) as filed with the Securities and Exchange Commission, except for the adoption of revised International Accounting Standard (IAS) 1 “Presentation of Financial Statements” with effect from January 1, 2009. Revised IAS 1 requires the presentation of a statement of comprehensive income and minor changes to the statement of changes in equity; there is no impact on Shell’s reported income or equity.
The three and six month period ended June 30, 2009 Condensed Consolidated Interim Financial Statements of Royal Dutch Shell plc and its subsidiaries have been prepared in accordance IAS 34 “Interim Financial Reporting”.
These Condensed Consolidated Interim Financial Statements are unaudited; however, in the opinion of Shell, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods.
2. Other reserves

$ million
					Accumulated
		Capital			other
	Merger	redemption	Share premium	Share plan	comprehensive
	reserve[A]	reserve	reserve	reserve	income	Total

At January 1, 2009	3,444	57	154	1,192	(1,669)	3,178

Other comprehensive income attributable to Royal Dutch Shell plc shareholders	—	—	—	—	3,882	3,882
Repurchases of shares	—	—	—	—	—	—
Share-based compensation	—	—	—	(175)	—	(175)

At June 30, 2009	3,444	57	154	1,017	2,213	6,885

At January 1, 2008	3,444	48	154	1,122	9,380	14,148

Other comprehensive income attributable to Royal Dutch Shell plc shareholders	—	—	—	—	1,853	1,853
Repurchases of shares	—	5	—	—	—	5
Share-based compensation	—	—	—	(107)	—	(107)

At June 30, 2008	3,444	53	154	1,015	11,233	15,899

[A]	The merger reserve was established in 2005, when Royal Dutch Shell plc (“Royal Dutch Shell”) became the single parent company of Royal Dutch Petroleum Company (“Royal Dutch”) and of The Shell Transport and Trading Company Limited (previously known as The “Shell” Transport and Trading Company, p.l.c.) (“Shell Transport”) the two former public parent companies of the Group. It relates primarily to the difference between the nominal value of Royal Dutch Shell shares issued and the nominal value of Royal Dutch and Shell Transport shares received.
3. Earnings per share

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008

Income attributable to Royal Dutch Shell plc shareholders ($ million)	3,822	11,556	7,310	20,639
Basic weighted average number of ordinary shares	6,126,674,532	6,170,325,321	6,124,153,494	6,182,927,817
Diluted weighted average number of ordinary shares	6,129,356,704	6,189,058,741	6,126,901,303	6,199,685,973

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	14

4. Information by business segment
Three months ended June 30, 2009

$ million
	Exploration &
	Production	Gas & Power	Oil Sands	Oil Products	Chemicals	Corporate	Total

Revenue
Third party	1,958	3,721	2	52,778	5,412	11	63,882
Inter-segment	6,511	145	497	453	741	—

Segment earnings	1,334	705	50	1,163	103	548	3,903
Three months ended June 30, 2008

$ million
	Exploration &
	Production	Gas & Power	Oil Sands	Oil Products	Chemicals	Corporate	Total

Revenue
Third party	5,776	5,753	107	106,863	12,913	7	131,419
Inter-segment	14,282	406	1,005	1,225	1,733	—

Segment earnings	5,881	625	351	4,539	157	201	11,754
Six months ended June 30, 2009

$ million
	Exploration &
	Production	Gas & Power	Oil Sands	Oil Products	Chemicals	Corporate	Total

Revenue
Third party	4,892	9,163	7	98,059	9,944	39	122,104
Inter-segment	12,661	292	870	806	1,339	—

Segment earnings	3,031	1,219	8	2,559	(79)	681	7,419
Six months ended June 30, 2008

$ million
	Exploration &
	Production	Gas & Power	Oil Sands	Oil Products	Chemicals	Corporate	Total

Revenue
Third party	10,654	11,979	614	197,442	25,013	19	245,721
Inter-segment	25,184	726	1,621	2,255	3,236	—

Segment earnings	11,024	1,573	600	6,906	505	347	20,955

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	15

5. Ordinary share capital
AUTHORISED

	Jun 30, 2009	Dec 31, 2008

Class A shares of € 0.07 each	4,077,359,886	4,077,359,886
Class B shares of € 0.07 each	2,759,360,000	2,759,360,000
Unclassified shares of € 0.07 each	3,163,280,114	3,163,280,114

Euro deferred shares of € 0.07 each	—	—
Sterling deferred shares of £1 each	50,000	50,000

ISSUED AND FULLY PAID

	shares of €0.07 each		shares of £1 each
	Class A	Class B	Sterling deferred

At December 31, 2008	3,545,663,973	2,695,808,103	50,000

At June 30, 2009	3,545,663,973	2,695,808,103	50,000

NOMINAL VALUE

		$ million
	June 30, 2009	Dec 31, 2008

Issued and fully paid
Class A ordinary shares	300	300
Class B ordinary shares	227	227
Sterling deferred	[A]	[A]

	527	527

[A]	Less than $ 1million

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	16

Appendix
Share-based compensation
There are a number of share-based compensation plans for Shell employees.
Shell’s share option plans offered options to eligible employees, at a price no less than the fair market value of the shares at the date the options were granted. Since 2005, no further grants have been made under the share option plans. The following table presents the number of shares under option as at June 30, 2009.

	Royal Dutch Shell plc Class	Royal Dutch Shell plc Class	Royal Dutch Shell plc Class
	A shares	B shares	A ADRs

Share option Plans

Under option at June 30, 2009 (thousands)	54,127	21,231	11,831

Range of expiration dates	Jan 2010 – Sep 2016	Nov 2010 – Nov 2014	Mar 2010 – May 2014

Shell operates a performance share plan (PSP) replacing the previous share option plans. For the details of this plan reference is made to the Annual Report on Form 20-F 2008. The following table presents the number of shares conditionally awarded under the PSP outstanding as at June 30, 2009. The measurement period for the shares granted is three years.

	Royal Dutch Shell plc Class	Royal Dutch Shell plc Class	Royal Dutch Shell plc Class
	A shares	B shares	A ADRs

PSPs

Outstanding at June 30, 2009 (thousands)	23,146	9,688	7,416

Employees of participating companies in the UK may participate in the UK Sharesave Scheme. The number of Royal Dutch Shell Class B shares under option as at June 30, 2009 is 2,083 thousand.
Certain subsidiaries have other plans containing stock appreciation rights linked to the value of Royal Dutch Shell Class A ADRs. The number of rights outstanding as at June 30, 2009 is 538 thousand.
Ratio of earnings to fixed charges
The following table sets out, on an IFRS basis for the years ended December 31, 2005, 2006, 2007 and 2008 and the six months ended June 30, 2009, the consolidated unaudited ratio of earnings to fixed charges of Shell. The comparative annual information is derived from the consolidated financial statements of Shell contained in the Annual Report on Form 20-F for the year ended December 31, 2008.

	Six months ended June
	30,	Years ending December 31,
	2009	2008	2007	2006	2005

Pre-tax income from continuing operations before income from equity-accounted investments	9,113	43,374	42,342	37,957	37,444
Total fixed charges	1,254	2,689	2,380	2,258	1,958
Distributed income from equity-accounted investments	2,219	9,325	6,955	5,488	6,709
Less: interest capitalised	521	870	667	564	427
Less: preference security dividend requirements of consolidated subsidiaries	—	—	—	—	7

Total earnings	12,065	54,518	51,010	45,139	45,677

Interest expensed and capitalised	870	2,051	1,775	1,713	1,494
Interest within rental expense	384	638	605	545	457
Less: preference security dividend requirements of consolidated subsidiaries	—	—	—	—	7

Total fixed charges	1,254	2,689	2,380	2,258	1,958

Ratio earnings/fixed charges	9.62	20.27	21.43	19.99	23.33

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	17

For the purposes of this table, “earnings” consists of pre-tax income from continuing operations before adjustment for minority interest and income from equity-accounted investments plus fixed charges (excluding capitalised interest) less undistributed earnings of equity-accounted investments, plus distributed income from equity-accounted investments. Fixed charges consist of expensed and capitalised interest plus interest within rental expenses plus preference security dividend requirements of subsidiaries.
Capitalisation and indebtedness
The following table sets out, on an IFRS basis, the unaudited consolidated combined capitalisation and indebtedness of Shell as of June 30, 2009. This information is derived from these Condensed Consolidated Interim Financial Statements.

$ million
June 30, 2009
Equity attributable to Royal Dutch Shell plc shareholders	133,509

Current debt	4,621
Non-current debt[A]	22,985

Total debt[B]	27,606

Total capitalisation	161,115

[A]	Non-current debt excludes $2.5 billion of certain tolling commitments.

[B]	As of June 30, 2009 Shell had outstanding guarantees of $3.7 billion, of which $2.6 billion related to debt of equity-accounted investments. $25.4 billion of the finance debt of Shell was unsecured. A total of $4.7 billion outstanding debt of subsidiaries is secured.

Royal Dutch Shell plc
Unaudited Condensed Interim Financial Report	18